SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


    For the fiscal year ended December 31, 1996 Commission File Number 1-973

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          PUBLIC SERVICE ELECTRIC AND GAS COMPANY EMPLOYEE SAVINGS PLAN
                                  80 PARK PLAZA
                            NEWARK, NEW JERSEY 07101
                          MAILING ADDRESS: P.O. Box 570
                          NEWARK, NEW JERSEY 07101-0570

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   See page 2.

Equities Growth Fund A                 NEW YORK LIFE INSURANCE COMPANY
TWENTIETH CENTURY INVESTORS, INC.      501 MADISON AVENUE
4500 MAIN STREET                       NEW YORK, NEW YORK 10010
P.O. BOX 419200
KANSAS CITY, MISSOURI 64141-6200
                                       AIG LIFE INSURANCE COMPANY
Balanced Fund B                        ONE ALICO PLAZA
PHOENIX SERIES FUND                    P.O. BOX 667
101 MUNSON STREET                      WILMINGTON, DELAWARE 19899
GREENFIELD, MASSACHUSETTS 01301

Stable Value Fund C                    Enterprise Common Stock Fund D
THE PRUDENTIAL LIFE INSURANCE          and ESOP Fund
COMPANY OF AMERICA                     PUBLIC SERVICE ENTERPRISE GROUP
PRUDENTIAL PLAZA                       INCORPORATED
NEWARK, NEW JERSEY 07101               80 PARK PLAZA
                                       NEWARK, NEW JERSEY 07101-1171


METROPOLITAN LIFE INSURANCE COMPANY    Large Company Stock Index Fund E
ONE MADISON AVENUE                     BANKERS TRUST COMPANY
NEW YORK, NEW YORK 10010-3690          280 PARK AVENUE
                                       NEW YORK, NEW YORK 10017

PRINCIPAL MUTUAL LIFE INSURANCE        Utilities Equities Fund F
COMPANY                                FIDELITY PORTFOLIOS
THE PRINCIPAL FINANCIAL GROUP          82 DEVONSHIRE STREET
DES MOINES, IOWA 50392-0001            BOSTON, MASSACHUSETTS 02109

JOHN HANCOCK MUTUAL LIFE COMPANY       Intermediate Government Securities Fund G
JOHN HANCOCK PLACE                     VOYAGEUR FUND MANAGERS INC.
P.O. BOX 111                           90 SOUTH SEVENTH STREET
BOSTON, MASSACHUSETTS 02117            SUITE 4400
                                       MINNEAPOLIS, MINNESOTA 55402

ALLSTATE LIFE INSURANCE COMPANY        International Stock Fund H
ALLSTATE PLAZA WEST                    T. ROWE PRICE INC.
3100 SANDERS ROAD                      100 EAST PRATT STREET
NORTHBROOK, ILLINOIS 60062             BALTIMORE, MARYLAND 21202

PROVIDENT NATIONAL ASSURANCE           Mid/Small Company Stock Fund
COMPANY                                PUTNAM INVESTMENTS
FOUNTAIN SQUARE                        P.O. BOX 41203
CHATTANOOGA, TENNESSEE 37402           PROVIDENCE, RHODE ISLAND 02940

J.P.MORGAN
60 WALL STREET
NEW YORK, NEW YORK 10260

                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                              EMPLOYEE SAVINGS PLAN

                                      INDEX


                                                                           PAGE
                                                                           ----


INDEPENDENT AUDITORS' REPORT............................................   4

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  AS OF DECEMBER 31, 1996 AND 1995......................................   5-10

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEARS ENDED DECEMBER 31, 1996 and 1995........................   11-16

NOTES TO FINANCIAL STATEMENTS...........................................   17-26

SIGNATURES..............................................................   27

EXHIBIT INDEX...........................................................   28

INDEPENDENT  AUDITORS' REPORT

Employee Benefits Committee of
Public Service Electric and Gas Company:


We have audited the accompanying statements of net assets available for benefits of the Public Service Electric and Gas Company Employee Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 25, 1997


                                                                   PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                            EMPLOYEE SAVINGS PLAN
                                                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                           As of December 31, 1996

                                                                      (Supplemental Information by Fund)


                                                                     Equities                                 Enterprise
                                                                      Growth      Balanced    Stable Value   Common Stock
                                                        Total         Fund A       Fund B        Fund C         Fund D
                                                  --------------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in PSE&G Company
    Master Employee Benefit Plan Trust             $   216,734,220   $      -     $       -   $  100,834,108 $   25,100,017

  Receivables-Interest
       and Dividends                                       523,198          -              -         514,629          8,236
                                                  --------------------------------------------------------------------------
         Total Assets                              $   217,257,418   $      -     $        -  $  101,348,737 $   25,108,253
                                                  ==========================================================================

LIABILITIES

 Accounts Payable                                  $       193,558   $       -    $        -  $      319,521 $       22,896
 Transfer to/from PSE&G Company
  Thrift & Tax-Deferred Savings Plan                      (181,176)          -             -        (168,771)             -
 Forfeitures                                                 4,830           -             -           2,447            355
                                                  --------------------------------------------------------------------------
        Total Liabilities                                   17,212           -             -         153,197         23,251
                                                  --------------------------------------------------------------------------

     Net Assets Available for Benefits             $   217,240,206   $       -    $        -  $  101,195,540 $   25,085,002
                                                  ==========================================================================


SEE NOTES TO FINANCIAL STATEMENTS



                                                                   PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                            EMPLOYEE SAVINGS PLAN
                                                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                         As of December 31, 1996

                                                                (Supplemental Information by Fund (Continued))


                                                                                Intermediate
                                                   Large Company    Utilities    Government   International     Mid/Small
                                                    Stock Index      Equities    Securities      Stock          Company
                                                      Fund E          Fund F       Fund G        Fund H       Stock Fund
                                                  --------------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in PSE&G Company
    Master Employee Benefit Plan Trust             $    36,476,571  $      -       $2,172,925  $    7,989,413  $   6,686,242

  Receivables-Interest
       and Dividends                                             -         -               -               -              -
                                                  --------------------------------------------------------------------------
         Total Assets                              $    36,476,571  $      -      $2,172,925  $    7,989,413  $   6,686,242
                                                  ==========================================================================

LIABILITIES

 Accounts Payable                                  $        43,629  $           - $     (773) $       (5,186) $     (66,571)
 Transfer to/from PSE&G Company
  Thrift & Tax-Deferred Savings Plan                             -              -          -               -              -
 Forfeitures                                                   911              -          8             123            479
                                                  --------------------------------------------------------------------------
        Total Liabilities                                   44,540              -       (765)         (5,063)       (66,092)
                                                  --------------------------------------------------------------------------

     Net Assets Available for Benefits             $    36,432,031  $           - $2,173,690  $    7,994,476  $   6,752,334
                                                  ==========================================================================

SEE NOTES TO FINANCIAL STATEMENTS


                                                                    PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                            EMPLOYEE SAVINGS PLAN
                                                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                         As of December 31, 1996

                                                                 (Supplemental Information by Fund (Concluded))


                                                Conservative   Moderate    Aggressive
                                                  Pre-Mix       Pre-Mix      Pre-Mix                   Holding      Trust
                                                 Portfolio     Portfolio    Portfolio       ESOP       Account     Loan Fund
                                                -------------------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in PSE&G Company
    Master Employee Benefit Plan Trust            $2,704,371    $6,801,302   $8,960,644    $8,349,458   $48,053    $10,611,116

  Receivables-Interest
       and Dividends                                       -             -            -           146       187              -
                                                -------------------------------------------------------------------------------
         Total Assets                             $2,704,371    $6,801,302   $8,960,644    $8,349,604   $48,240    $10,611,116
                                                ===============================================================================

LIABILITIES

 Accounts Payable                                 $    3,906    $ (111,156)  $  (10,358)   $   15,147   $26,071    $   (43,568)
 Transfer to/from PSE&G Company
  Thrift & Tax-Deferred Savings Plan                  (6,190)       (6,215)           -             -         -              -
 Forfeitures                                             138           196          173             -         -              -
                                                -------------------------------------------------------------------------------
        Total Liabilities                             (2,146)     (117,175)     (10,185)       15,147    26,071        (43,568)
                                                -------------------------------------------------------------------------------

     Net Assets Available for Benefits            $2,706,517    $6,918,477   $8,970,829    $8,334,457   $22,169    $10,654,684
                                                ===============================================================================

SEE NOTES TO FINANCIAL STATEMENTS


                                                                PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                         EMPLOYEE SAVINGS PLAN
                                                             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                        As of December 31, 1995

                                                                    (Supplemental Information by Fund)


                                                                  Equities                     Fixed        Enterprise
                                                                   Growth       Balanced       Income      Common Stock
                                                     Total         Fund A        Fund B        Fund C         Fund D
                                                -------------------------------------------------------------------------
ASSETS
 Investments
  Enterprise Common Stock                         $ 40,166,821    $         -   $        -    $         -   $ 29,530,922
  Equities Growth Fund                              10,338,793     10,338,793            -              -              -
  Balanced Fund                                      4,417,994              -    4,417,994              -              -
  Insurance Annuity Contracts (GICs)                86,241,687              -            -     86,241,687              -
  Stock Index Equities Fund                         21,714,701              -            -              -              -
  Utilities Equities Fund                            5,059,521              -            -              -              -
  Government Securities Fund                         1,808,476              -            -              -              -
   International Stock Fund                          3,505,134              -            -              -              -
                                                -------------------------------------------------------------------------
         Total Investments                         173,253,127     10,338,793    4,417,994     86,241,687     29,530,922
                                                -------------------------------------------------------------------------

  Participant Loans Receivable                       9,025,054              -            -              -              -
  Receivables-Interest
       and Dividends                                 1,201,963          6,040            1        463,492        524,388
  Cash and Temporary Cash
       Investments                                     652,059              -            -        318,902        297,917
                                                -------------------------------------------------------------------------
         Total Assets                             $184,132,203    $10,344,833   $4,417,995    $87,024,081   $ 30,353,227
                                                =========================================================================

LIABILITIES

 Accounts Payable                                 $    171,011    $    42,531   $   (1,002)   $   (18,803)  $     (3,219)
 Purchases of Securities                               510,936              -            -              -        510,936
 Forfeitures                                             6,856              -            -              -              -
                                                -------------------------------------------------------------------------
        Total Liabilities                              688,803         42,531       (1,002)       (18,803)       507,717
                                                -------------------------------------------------------------------------

     Net Assets Available for Benefits            $183,443,400    $10,302,302   $4,418,997    $87,042,884   $ 29,845,510
                                                =========================================================================

SEE NOTES TO FINANCIAL STATEMENTS


                                                                  PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                           EMPLOYEE SAVINGS PLAN
                                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                        As of December 31, 1995

                                                               (Supplemental Information by Fund (Continued))


                                                 Stock Index    Utilities     Government
                                                  Equities      Equities      Securities    International
                                                   Fund E        Fund F         Fund G         Fund H         ESOP Fund
                                                ----------------------------------------------------------------------------
ASSETS
 Investments
  Enterprise Common Stock                         $         -    $        -   $          -    $         -    $   10,635,899
  Equities Growth Fund                                      -             -              -              -                 -
  Balanced Fund                                             -             -              -              -                 -
  Insurance Annuity Contracts (GICs)                        -             -              -              -                 -
  Stock Index Equities Fund                        21,714,701             -              -              -                 -
  Utilities Equities Fund                                   -     5,059,521              -              -                 -
  Government Securities Fund                                -             -      1,808,476              -                 -
  International Stock Fund                                  -             -              -      3,505,134                 -
                                                ----------------------------------------------------------------------------
         Total Investments                         21,714,701     5,059,521      1,808,476      3,505,134        10,635,899
                                                ----------------------------------------------------------------------------

  Participant Loans Receivable                              -             -              -              -                 -
  Receivables-Interest
       and Dividends                                  219,503         2,881         10,758            (80)          (25,020)
  Cash and Temporary Cash
       Investments                                          -             -              -              -               129
                                                ----------------------------------------------------------------------------
         Total Assets                             $21,934,204    $5,062,402   $  1,819,234    $ 3,505,054    $   10,611,008
                                                ============================================================================

LIABILITIES

 Accounts Payable                                 $   212,984    $   (2,191)  $      7,348    $       (77)   $      (57,829)
 Purchases of Securities                                    -             -              -              -                 -
 Forfeitures                                                -             -              -              -                 -
                                                ----------------------------------------------------------------------------
        Total Liabilities                             212,984        (2,191)         7,348            (77)          (57,829)
                                                ----------------------------------------------------------------------------

     Net Assets Available for Benefits            $21,721,220    $5,064,593   $  1,811,886    $ 3,505,131    $   10,668,837
                                                ============================================================================

SEE NOTES TO FINANCIAL STATEMENTS


                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           As of December 31, 1995

                  (Supplemental Information by Fund (Concluded))


                                                   Holding        Trust
                                                   Account      Loan Fund
                                                --------------------------------
ASSETS
 Investments
  Enterprise Common Stock                         $         -    $        -
  Equities Growth Fund                                      -             -
  Balanced Fund                                             -             -
  Insurance Annuity Contracts (GICs)                        -             -
  Stock Index Equities Fund                                 -             -
  Utilities Equities Fund                                   -             -
  Government Securities Fund                                -             -
  International Stock Fund                                  -             -
                                                ----------------------------
         Total Investments                                  -             -
                                                ----------------------------

  Participant Loans Receivable                              -     9,025,054
  Receivables-Interest
       and Dividends                                        -             -
  Cash and Temporary Cash
       Investments                                     35,111             -
                                                ----------------------------
         Total Assets                             $    35,111    $9,025,054
                                                ============================

LIABILITIES

 Accounts Payable                                 $    17,769    $  (26,500)
 Purchases of Securities                                    -             -
 Forfeitures                                            6,856             -
                                                ----------------------------
        Total Liabilities                              24,625       (26,500)
                                                ----------------------------

     Net Assets Available for Benefits            $    10,486    $9,051,554
                                                ============================


SEE NOTES TO FINANCIAL STATEMENTS


                                                                   PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                           EMPLOYEE SAVINGS PLAN
                                                                     STATEMENT OF CHANGES IN NET ASSETS
                                                                           AVAILABLE FOR BENEFITS
                                                                    For the Year Ended December 31, 1996

                                                                      (Supplemental Information by Fund)


                                                                  Equities                                         Enterprise
                                                                   Growth        Balanced       Stable Value      Common Stock
                                                  Total            Fund A         Fund B           Fund C            Fund D
                                            --------------------------------------------------------------------------------------
ADDITIONS
 Participant Deposits                         $    25,446,411   $    2,124,415    $  911,782     $   12,099,306    $    2,601,655
 Employers Contributions                            6,832,948          533,038       231,973          3,384,696           723,595
 Interfund Transfers - net                                  -      (14,049,337)   (5,650,428)        (1,021,676)       (5,400,095)
                                            --------------------------------------------------------------------------------------
      Total Deposits and Contributions             32,279,359      (11,391,884)   (4,506,673)        14,462,326        (2,074,845)
                                            --------------------------------------------------------------------------------------

Income
 Plan Interest in Master Trust
  Investment Income                                14,157,526        1,552,689       320,176         6,327,021         (1,174,986)
                                            --------------------------------------------------------------------------------------

        Total Additions                            46,436,885       (9,839,195)   (4,186,497)        20,789,347        (3,249,831)
                                            --------------------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                                       11,907,962          390,739       210,594          6,978,593         1,538,490
 Dividends Paid                                       702,350                -             -                  -                 -
 Forfeitures                                           19,081            2,319           264              8,381             2,128
 Transfer to/(from) PSE&G Company
     Thrift & Tax-Deferred Savings Plan                10,686           70,049        21,642           (350,283)          (29,941)
                                            --------------------------------------------------------------------------------------
        Total Deductions                           12,640,079          463,107       232,500          6,636,691         1,510,677
                                            --------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                     33,796,806      (10,302,302)   (4,418,997)        14,152,656        (4,760,508)

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                    183,443,400       10,302,302     4,418,997         87,042,884        29,845,510
                                            --------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR                  $   217,240,206   $            -    $        -     $  101,195,540    $   25,085,002
                                            ======================================================================================

SEE NOTES TO FINANCIAL STATEMENTS

                                                             PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                       EMPLOYEE SAVINGS PLAN
                                                                 STATEMENT OF CHANGES IN NET ASSETS
                                                                       AVAILABLE FOR BENEFITS
                                                                For the Year Ended December 31, 1996

                                                            (Supplemental Information by Fund (Continued))



                                         Large Company       Utilities     Interm. Gov't.  International        Mid/Small
                                          Stock Index         Equities      Securities         Stock             Company
                                             Fund E            Fund F         Fund G           Fund H          Stock Fund
                                         -------------------------------------------------------------------------------------
ADDITIONS
 Participant Deposits                     $     4,305,948   $      908,928    $  418,981     $    1,147,174    $      264,750
 Employers Contributions                        1,091,139          236,244       109,485            275,435            66,725
 Interfund Transfers - net                      4,795,229       (6,265,669)     (127,450)         2,483,959         6,479,440
                                         -------------------------------------------------------------------------------------
      Total Deposits and Contributions         10,192,316       (5,120,497)      401,016          3,906,568         6,810,915
                                         -------------------------------------------------------------------------------------

Income
 Plan Interest in Master Trust
  Investment Income                             6,062,703          281,058        55,842            852,322             9,624
                                         -------------------------------------------------------------------------------------
        Total Additions                        16,255,019       (4,839,439)      456,858          4,758,890         6,820,539
                                         -------------------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                                    1,355,392          199,146        93,157            245,548            67,929
 Dividends Paid                                         -                -             -                  -                 -
 Forfeitures                                        2,848              239            18              1,884               276
 Transfer to/(from) PSE&G Company
     Thrift & Tax-Deferred Savings Plan           185,968           25,769         1,879             22,113                 -
                                         -------------------------------------------------------------------------------------
        Total Deductions                        1,544,208          225,154        95,054            269,545            68,205
                                         -------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                 14,710,811       (5,064,593)      361,804          4,489,345         6,752,334

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                 21,721,220        5,064,593     1,811,886          3,505,131                 -
                                         -------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR              $    36,432,031   $            -    $2,173,690     $    7,994,476    $    6,752,334
                                         =====================================================================================

SEE NOTES TO FINANCIAL STATEMENTS


                                                                       PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                               EMPLOYEE SAVINGS PLAN
                                                                         STATEMENT OF CHANGES IN NET ASSETS
                                                                               AVAILABLE FOR BENEFITS
                                                                        For the Year Ended December 31, 1996

                                                                    (Supplemental Information by Fund (Concluded))


                                                   Conservative   Moderate    Aggressive
                                                     Pre-Mix       Pre-Mix      Pre-Mix                   Holding       Trust
                                                    Portfolio     Portfolio    Portfolio       ESOP       Account     Loan Fund
                                                   -------------------------------------------------------------------------------
ADDITIONS
 Participant Deposits                                $   82,986    $  218,743   $  361,743    $        -   $     -    $         -
 Employers Contributions                                 19,434        62,437       98,747             -         -              -
 Interfund Transfers - net                            2,591,459     6,555,161    8,294,731      (498,329)        -      1,813,005
                                                   -------------------------------------------------------------------------------
      Total Deposits and Contributions                2,693,879     6,836,341    8,755,221      (498,329)        -      1,813,005
                                                   -------------------------------------------------------------------------------

Income
 Plan Interest in Master Trust
  Investment Income                                      67,943       167,343      272,023      (636,417)   11,683        (11,498)
                                                   -------------------------------------------------------------------------------
        Total Additions                               2,761,822     7,003,684    9,027,244    (1,134,746)   11,683      1,801,507
                                                   -------------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                                             55,167        85,011       56,025       492,326         -        139,845
 Dividends Paid                                               -             -            -       702,350         -              -
 Forfeitures                                                138           196          390             -         -              -
 Transfer to/(from) PSE&G Company
     Thrift & Tax-Deferred Savings Plan                       -             -            -         4,958         -         58,532
                                                   -------------------------------------------------------------------------------
        Total Deductions                                 55,305        85,207       56,415     1,199,634         -        198,377
                                                   -------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                        2,706,517     6,918,477    8,970,829    (2,334,380)   11,683      1,603,130

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                                -             -            -    10,668,837    10,486      9,051,554
                                                   -------------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR                         $2,706,517    $6,918,477   $8,970,829    $8,334,457   $22,169    $10,654,684
                                                   ===============================================================================

SEE NOTES TO FINANCIAL STATEMENTS

                                                                   PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                            EMPLOYEE SAVINGS PLAN
                                                                      STATEMENT OF CHANGES IN NET ASSETS
                                                                            AVAILABLE FOR BENEFITS
                                                                     For the Year Ended December 31, 1995

                                                                       (Supplemental Information by Fund)


                                                                     Equities                     Fixed        Enterprise
                                                                      Growth       Balanced       Income      Common Stock
                                                        Total         Fund A        Fund B        Fund C         Fund D
                                                   -------------------------------------------------------------------------
ADDITIONS
 Participant Deposits                                $ 21,842,876    $ 1,835,808   $  754,556    $11,989,600    $ 2,620,828
 Employers Contributions                                6,797,565        550,096      241,944      3,777,018        849,664
 Interfund Transfers - net                                      -      2,519,830      782,361     (5,058,146)    (2,479,248)
                                                   -------------------------------------------------------------------------
      Total Deposits and Contributions                 28,640,441      4,905,734    1,778,861     10,708,472        991,244
                                                   -------------------------------------------------------------------------

Income
 Interest                                               5,286,936              -            -      5,271,061         15,351
 Dividends                                              5,398,669      1,414,599      304,086              -      2,004,014
 Loan Interest Income                                           -         37,488       14,506        271,639         66,069
                                                   -------------------------------------------------------------------------
        Total Income                                   10,685,605      1,452,087      318,592      5,542,700      2,085,434
                                                   -------------------------------------------------------------------------

Appreciation (Depreciation) of Investments             10,735,738       (503,624)     324,213              -      3,833,515
                                                   -------------------------------------------------------------------------
        Total Additions                                50,061,784      5,854,197    2,421,666     16,251,172      6,910,193
                                                   -------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                                            7,421,656        318,174      142,031      4,503,151      1,288,475
 Dividends Paid                                           771,047              -            -              -              -
 Forfeitures                                                6,856            496          342          4,810            762
 Transfer to/(from) PSE&G Company
     Thrift & Tax-Deferred Savings Plan                  (469,847)        (4,661)      41,453       (269,130)      (243,817)
                                                   -------------------------------------------------------------------------
        Total Deductions                                7,729,712        314,009      183,826      4,238,831      1,045,420
                                                   -------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                         42,332,072      5,540,188    2,237,840     12,012,341      5,864,773

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                        141,111,328      4,762,114    2,181,157     75,030,543     23,980,737
                                                   -------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR                         $183,443,400    $10,302,302   $4,418,997    $87,042,884    $29,845,510
                                                   =========================================================================


SEE NOTES TO FINANCIAL STATEMENTS


                                                                   PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                            EMPLOYEE SAVINGS PLAN
                                                                      STATEMENT OF CHANGES IN NET ASSETS
                                                                            AVAILABLE FOR BENEFITS
                                                                     For the Year Ended December 31, 1995

                                                                 (Supplemental Information by Fund (Continued))


                                                    Stock Index     Utilities     Government
                                                      Equities       Equities     Securities  International
                                                       Fund E         Fund F        Fund G        Fund H       ESOP Fund
                                                   -------------------------------------------------------------------------
 ADDITIONS
 Participant Deposits                                $  2,697,700    $   781,957   $  358,931    $   803,496    $         -
 Employers Contributions                                  798,405        239,897      112,777        227,764              -
 Interfund Transfers - net                              2,413,700        510,292     (166,111)      (890,648)      (205,743)
                                                   -------------------------------------------------------------------------
      Total Deposits and Contributions                  5,909,805      1,532,146      305,597        140,612       (205,743)
                                                   -------------------------------------------------------------------------

Income
 Interest                                                       -              -            -              -            524
 Dividends                                                496,577        213,284       91,639        103,423        771,047
 Loan Interest Income                                      74,403         15,894        6,348         15,765              -
                                                   -------------------------------------------------------------------------
        Total Income                                      570,980        229,178       97,987        119,188        771,571
                                                   -------------------------------------------------------------------------

Appreciation (Depreciation) of Investments              4,474,967        714,133      179,458        219,939      1,470,331
                                                   -------------------------------------------------------------------------
        Total Additions                                10,955,752      2,475,457      583,042        479,739      2,036,159
                                                   -------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                                              683,921        153,603       34,550        139,113        526,967
 Dividends Paid                                                 -              -            -              -        771,047
 Forfeitures                                                   27              -          311            108              -
 Transfer to/(from) PSE&G Company
     Thrift & Tax-Deferred Savings Plan                    27,346          7,698       16,339         16,048            173
                                                   -------------------------------------------------------------------------
        Total Deductions                                  711,294        161,301       51,200        155,269      1,298,187
                                                   -------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                         10,244,458      2,314,156      531,842        324,470        737,972

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                         11,476,762      2,750,437    1,280,044      3,180,661      9,930,865
                                                   -------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR                         $ 21,721,220    $ 5,064,593   $1,811,886    $ 3,505,131    $10,668,837
                                                   =========================================================================


SEE NOTES TO FINANCIAL STATEMENTS


                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                     For the Year Ended December 31, 1995

                  (Supplemental Information by Fund (Concluded))



                                                      Holding        Trust
                                                      Account       Loan Fund
                                                   -----------------------------
ADDITIONS
 Participant Deposits                                $         -    $        -
 Employers Contributions                                       -             -
 Interfund Transfers - net                                     -     2,573,713
                                                   ----------------------------
      Total Deposits and Contributions                         -     2,573,713
                                                   ----------------------------

Income
 Interest                                                      -             -
 Dividends                                                     -             -
 Loan Interest Income                                          -      (502,112)
                                                   ----------------------------
       Total Income                                            -      (502,112)
                                                   ----------------------------

Appreciation (Depreciation) of Investments                 3,138        19,668
                                                   ----------------------------
        Total Additions                                    3,138     2,091,269
                                                   ----------------------------

DEDUCTIONS
 Withdrawals                                                          (368,329)
 Dividends Paid                                                -             -
 Forfeitures                                                   -             -
 Transfer to/(from) PSE&G Company
     Thrift & Tax-Deferred Savings Plan                                (61,296)
                                                   ----------------------------
        Total Deductions                                       -      (429,625)
                                                   ----------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                             3,138     2,520,894

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                             7,348     6,530,660
                                                   ----------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR                         $    10,486    $9,051,554
                                                   ============================



SEE NOTES TO FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

1.       SUMMARY OF THE PLAN

The Board of Directors of Public Service Electric and Gas Company (PSE&G or the Company) adopted the Public Service Electric and Gas Company Employee Savings Plan (Plan) to encourage thrift and savings by eligible bargaining unit employees of PSE&G (Eligible Employees). It was first offered to Eligible Employees in November 1987 as a result of collective bargaining, and contributions began in January 1988. Effective January 1, 1996, the Trust that held the Plan's assets became the PSE&G Master Employee Benefit Plan Trust, (Master Trust), a Master Trust covering this Plan and the PSE&G Thrift and Tax-Deferred Savings Plan (Thrift Plan). (See Note 4. Investment in Master Trust.) The Plan was last amended September 3, 1996, effective October 1, 1996, except for changes listed below, which are effective as of January 1, 1997. The Plan amendments made during 1996 provide the following, effective October 1, 1996: Equities Growth Fund A, Balanced Fund B, and Utilities Equities Fund F were discontinued; Mid/Small Company Stock Fund, Conservative Pre-Mix Portfolio, Moderate Pre-Mix Portfolio, and Aggressive Pre-Mix Portfolio were added; Fund C was renamed Stable Value Fund rather than Fixed Income Fund, Fund E was renamed Large Company Stock Index Fund rather than Stock Index Equities Fund, and Fund G was renamed Intermediate Government Securities Fund rather than Government Securities Fund. The Plan permits, among other things, participation in the Plan by Affiliates of PSE&G and their bargaining unit employees (each such participating Affiliate with PSE&G, an "Employer"). Participation in the Plan is entirely voluntary, except with respect to those employees who participate in the Employee Stock Ownership Plan (ESOP) Fund as a result of their participation in the PSE&G Tax Reduction Act Employee Stock Ownership Plan (TRASOP) and/or the PSE&G Payroll-Based Employee Stock Ownership Plan (PAYSOP), which plans were merged into this Plan in 1988. An employee may participate in the Plan from the date of hire. Matching Company Contributions begin when an employee has completed one Year of Service. Any Employee who, at the time he/she becomes employed by the Company, is a participant in the Thrift Plan, shall automatically be enrolled in the Plan and all balances in the Thrift Plan shall be transferred to the Plan and all contribution and investment elections in effect for the Thrift Plan shall remain in effect. Certain Eligible Employees may also elect to have a distribution from another qualified corporate plan contributed as a rollover contribution with the approval of PSE&G's Employee Benefits Committee (Committee), the Plan Administrator.

The following changes were effective January 1, 1997:

1. to allow Basic Deposits in any integral multiple of 1% of Compensation to a total of 7%, rather than 5%;
2. to allow Supplemental Deposits in any integral multiple of 1% of Compensation to a total of 18%, rather than 20%;
3. all administrative expenses as well as taxes and brokerage costs will be deducted from the Trust Fund, rather than paid directly by the Company and its Participating Affiliates.

Under the Plan, each participating employee (Participant) may elect to make basic deposits to Investment Funds of such Participant's choosing within the Savings Account Fund of 1% - 7% of his/her compensation (Basic Deposits), and his/her Employer will contribute an amount equal to 50% thereof, subject to certain exceptions and limitations (Employer Contributions). Employer Contributions with respect to Basic Deposits in excess of 5% of Compensation for Participants who are employed by the Company are made in shares of the Common Stock of Public Service Enterprise Group Incorporated (Enterprise), the parent of the Company, and are not available for transfer to any other Fund or withdrawal from the Plan prior to the Participant's termination of employment. In addition, a Participant may elect to make supplemental deposits to his/her Savings Account Fund in increments of 1% of Compensation up to an additional 18% of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as Nondeferred (post-income tax contributions) or Deferred (pre-income tax contributions).

Participants employed by CEA Newark Bay Services, Inc., an affiliate of PSE&G, may elect to make basic deposits to Investment Funds of such Participant's choosing within the Savings Account Fund of 1% - 6% of their Basic Deposits, and the Employer will contribute an amount equal to 50% thereof, subject to certain exceptions and limitations (Employer Contributions). In addition, CEA Newark Bay Services, Inc. Participants may elect to make supplemental deposits to their Savings Account Fund in increments of 1% of Compensation up to an additional 19% of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as Nondeferred (post-income tax contributions) or Deferred (pre-income tax contributions).

Each Participant may also, within any Plan Year, make one or more Additional Lump Sum Deposits on a Nondeferred basis in the minimum amount of $250 and in such total amounts which, when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 25% of his or her Compensation for that Plan Year.

The maximum amount of Deferred Deposits to a Participant's Savings Account may have to be limited to less than 25% of Compensation to meet requirements of the Internal Revenue Code of 1986, as amended (IRC). The extent of any such limitation will be determined from time to time by the Committee based on the actual pattern of Deferred Deposits by all Participants. If the maximum permitted percentage of Compensation for Savings Account Deferred Deposits is reduced, then all Deferred Deposits in excess of such percentage will automatically be treated as Nondeferred Deposits. This will result in taxable income to the affected Participants for Deferred Deposits in excess of any limit so established. The Committee will attempt to assure that any such limitation will apply only to future contributions, but it is possible that, in order to meet requirements of the IRC, the limitation will, in some circumstances, have to be applied retroactively. Deferred Deposits may not generally be withdrawn until age 59-1/2. Nondeferred Deposits, on the other hand, may be withdrawn at any time subject to certain penalties and restrictions.

Savings Account Deposits are made through payroll deductions by the Employer, rollover contributions from other qualified plans and Additional Lump Sum Deposits. Deposits by Participants and Employer Contributions are transferred to a Trustee and separately held in the Plan's Savings Account Fund of the Trust Fund for investment and other transactions, as directed by Participants. Participants are entitled to choose which funds to invest Deposits and Employer Contributions in from among the Investment Funds offered under the Plan.

Bankers Trust Company is the Trustee of the Master Trust established pursuant to the Plan.

Loan Provisions

The Trustee may, subject to the approval of PSE&G's Director Performance and Rewards, lend a Participant an amount up to 50% of the value of the vested portion of such Participant's Savings Account and ESOP Fund, but no more than the aggregate value of such Participant's Savings Account or $50,000, whichever is less. Any Participant loan must be for a principal amount of $1,000 or more and no Participant may have more than two loans outstanding at any time. All loans, including interest thereon, must be repaid by payroll deductions in equal monthly installments of 12 to 60 months as selected by the Participant. However, a Participant may prepay any such loan in full or in part in a lump sum in accordance with such rules as may be prescribed by the Committee. A Participant may not apply for more than one loan in any calendar year. A loan to a Participant is considered an investment of such Participant's Savings Account and repayments of principal of any loan, together with interest thereon, are invested in the Savings Account Investment Funds of the Plan in accordance with the Participant's then-current investment direction for Deposits and Employer Contributions.

Each loan bears interest at a rate fixed from time to time by the Committee taking into consideration the then-current interest rates being charged. The rate of interest applicable to any loan at its inception remains in effect for the duration of such loan. During 1996, the rate of interest on loans granted to Participants, by quarter and starting with the first quarter, was 8-1/2%, 8-1/4%, 8-1/4%, 8-1/4%. (See Note 2. SIGNIFICANT ACCOUNTING POLICIES - Loans.)

2.       SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Dividends and Interest

Dividends, interest, and other income attributable to each Investment Fund of the Plan are reinvested in that Investment Fund to the extent not used to pay direct expenses of that Fund. (See Expenses of Plan, below.) All Deposits and Employer Contributions in the Stable Value Fund C are invested in either traditional Guaranteed Investment Contracts (Traditional GICs) issued by insurance companies, or Benefit Responsive Agreements (Synthetic GICs) which are similar to traditional GICs in terms of their ability to preserve principal and provide a stable rate of return. Synthetic GICs are different in that they are backed or secured by a separate portfolio of high-quality fixed income securities that are directly owned by the Fund. The portfolio is wrapped by a "book value wrapper", usually a financial institution other than the manager of the Synthetic GIC, which provides a crediting rate and which guarantees that benefit repayments will be made at book value. Deposits and Employer Contributions earn interest at the composite rate of all GICs in which the assets of such fund are then invested. Such rate varies as such Traditional and Synthetic GICs mature or are entered into, and as Deposits and Employer Contributions are made to and withdrawn from such contracts. Under the contracts in effect during 1996, the composite rate of interest earned by such assets so invested was not less than 6.74%. ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of Enterprise Common Stock held for their ESOP Fund.

Valuation of Investments

Investments of Equities Growth Fund A, Balanced Fund B, Enterprise Common Stock Fund D, Large Company Stock Index Fund E, Utilities Equities Fund F, Intermediate Government Securities Fund G, International Stock Fund H, and the shares of Enterprise Common Stock held by the ESOP Fund are based upon quoted market values. The value of Stable Value Fund C is based on the contract value of all GICs in which the assets of the fund are invested. Temporary investments are valued at cost which approximates fair market value. Securities transactions are accounted for on the trade date. The Plan's financial statements have been prepared in accordance with financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) as permitted by the applicable rules. Under such requirements, realized gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure. The adjusted cost is the fair value of the security at the beginning of the Plan year, or cost if acquired since that date. Unrealized gains and losses on securities held for investment are computed on the basis of the change in fair value between the beginning and end of the Plan year.

Reclassifications

Certain reclassifications of prior year data have been made to conform with the current presentation.

Expenses of Plan

Effective January 1, 1997, all expenses incurred with the administration of the Plan, including taxes and brokerage costs, will be deducted from the Trust Fund. However, in 1996 and 1995, all expenses incurred in connection with the administration of the Plan, including expenses of the Trustee, but excluding brokerage commissions and taxes relating to the sale of shares of Enterprise Common Stock at the direction of Participants, were paid directly by PSE&G and its Participating Affiliates.

The assets of Common Stock Fund D and the ESOP Fund are invested in shares of Enterprise Common Stock. Shares of Enterprise Common Stock required for Fund D are purchased by the Trustee either directly from Enterprise at its sole discretion, on the open market through a broker or from the ESOP Fund. In situations where the ESOP is in a "sell" position and Fund D is in a "buy" position, Fund D will buy from the ESOP at the closing price on the N.Y. Stock Exchange. In such case, no brokerage commissions will be charged on the transaction. Otherwise, all shares sold for Common Stock Fund D and the ESOP Fund are sold by the Trustee on the open market through a broker. Brokerage commissions and transfer taxes are paid by the Trust Fund.

Loans

A loan to a Participant is considered an investment of such Participant's Savings Account and the principal amount of the loan is treated as a separate investment within the various sub-accounts of the Participant's Savings Account. Repayments of the principal amount of the loan are credited to each such sub-account, and repayments of principal along with any accrued interest thereon are invested in the Plan's Investment Funds in the same manner as the Participant's then current-investment direction for Deposits and Employer Contributions.

Loan amounts are taken from sub-accounts of a Participant's Savings Account in the following order:

(a)  Deferred Deposits
(b)  Unmatured vested Employer Contributions
(c)  Matured vested Employer Contributions
(d)  Rollover Contributions
(e)  Unmatured post-1986 Nondeferred Deposits
(f)  Matured post-1986 Nondeferred Deposits
(g)  Pre-1987 Nondeferred Deposits

Each loan is secured by an assignment of the Participant's entire right, title and interest in and to the Trust Fund to the extent of the loan and accrued interest thereon (See Note 1. SUMMARY OF THE PLAN - Loan Provisions).

Interfund Transfers - ESOP Fund to Savings Account

Participants are permitted to transfer all, but not less than all, shares from their ESOP Funds to their Savings Accounts. To effect such transfers, the Trustee will sell the shares of Enterprise Common Stock held in the ESOP Fund and invest the proceeds in the Savings Account Funds designated by the Participant. The cash value of each share of Enterprise Common Stock transferred will be equal to the price per share of Enterprise Common Stock actually
received  by  the  Trustee.   Any  such   transfer  is  treated  as  a  rollover
contribution.

Holding Account

The Holding Account is a vehicle to record the transactions from either one fund to another fund or to an outside source. Daily balances which remain in the account are invested in temporary cash accounts until disbursement. Activity within the Holding Account includes inflows and outflows of cash related to fund transfers, employee and employer contributions, withdrawals, receipts of dividends and interest, benefit payments and loan transactions.

Vesting

Employer Contributions to a Participant's Savings Account are immediately vested upon a Participant's completion of five years of service with an Employer, or when a Participant is eligible for retirement, is disabled, laid off or dies. All amounts credited to a Participant's ESOP Fund are fully vested.

Penalties Upon Withdrawal

If a Participant withdraws vested Employer Contributions and/or Deposits before they have been in the Plan for twenty-four months, such Participant loses the matching Employer Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan's Record Keeper. Nondeferred Deposits may be withdrawn at any time but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC. Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Benefits Payable

As of December 31, 1996, and 1995, the net assets available for benefits included benefits due to Participants who have elected to withdraw from the Plan in the amounts of $337,562 and $70,644, respectively. Such amounts are not reflected as liabilities in the financial statements of the Plan.

3.       INVESTMENTS

The financial statements of the Plan include the following:

         a.       Savings Account Investment Funds

                  (1) Effective October, 1996, the Equities Growth Fund A was discontinued. Prior to that date, the assets of Equities Growth Fund A were invested in the capital stock of the Twentieth Century Investors Inc. Growth Fund (the "Twentieth Century Growth Fund") a no-load, open-ended mutual fund. The prospectus for the Twentieth Century Growth Fund indicated that such fund invests primarily in the common stock of companies considered by its investment manager to have above average potential for capital appreciation.

                  (2) Effective October 1996, the Balanced Fund B was discontinued. Prior to that date, the assets of Balanced Fund B were invested in the capital stock of Phoenix Balanced Fund a no-load, open-ended mutual fund. The prospectus for the Phoenix Balanced Fund indicated that such fund invests primarily in a combination of equity and fixed income debt securities that its investment manager expects to provide current income along with long-term capital growth and conservation of capital.

                  (3) The assets of Stable Value Fund C are invested in GICs and similar investment instruments issued by insurance companies or other financial institutions which contractually provide for a guarantee of principal and interest for the respective contract periods. All contract values approximate fair value.

                          The following GICs are continuing:

                             (i) A four and one-half year contract expiring June 30, 1997, with Provident National Assurance
                                            Company,  effective interest rate of
                                            6.80%,     contract     value     of
                                            $11,668,348;

                            (ii) A four-year and four and one-half year contract expiring December 31, 1997 and December 31, 1999, respectively, with Metropolitan Life
                                            Insurance     Company,     effective
                                            interest  rates of 5.72% and  8.12%,
                                            contract  values of  $5,881,080  and
                                            $5,842,467, respectively;

                           (iii) A five-year contract expiring January 1, 1997, with Principal Mutual Life Insurance Company, effective interest rate of 6.80%, contract value of $8,363,527;

                            (iv) A five-year contract expiring January 4, 1999, with Allstate Life Insurance Company, effective interest  rate  of  5.65%,  contract
                                            value of $14,118,795;

                             (v) A five-year contract expiring June 30, 1999, with New York Life Insurance Company, effective interest  rate  of  7.07%,  contract
                                            value of $8,274,200;

                             (vi) A five-year contract expiring December 31, 1999, with Prudential Life Insurance Company, effective interest rate of 8.01%, contract value of $13,398,532; and

                            (vii) A five-year contract expiring June 30, 2000, with AIG Life Insurance Company, effective interest rate of 6.14%, contract value of $7,970,698.

                            The following Synthetic GIC is continuing in effect:

                            An open-ended contract with J.P. Morgan as the book value wrapper and Pacific Investment Management Company managing the underlying portfolio providing an effective credit rate, as of December 31, 1996, of 7.26% and contract value of $11,614,911. The credit rate for the Synthetic GIC effective January 1, 1997 through March 31, 1997 was 7.22%.

                  (4) The assets of Enterprise Common Stock Fund D are invested by the Trustee in Enterprise Common Stock.

                  (5) The assets of Large Company Stock Index Fund E are invested by the Trustee in Bankers Trust Institutional Equity 500 Index Fund ("Stock Index Equities Fund"), a no-load mutual fund managed by Bankers Trust Company so as to achieve the approximate return of the Standard and Poor's 500 Composite Stock Price Index.

                  (6) Effective October, 1996, the Utilities Equities Fund F was discontinued. Prior to that date, the assets of Utilities Equities Fund F were invested in the capital stock of Fidelity Income Fund Utilities (the "Fidelity Utilities Fund"), a no-load, open-ended mutual fund. The prospectus for the Fidelity Utilities Fund indicated that such fund invests primarily in equity securities of gas and electric utility companies and companies engaged in the communications field. The Fidelity Utilities Fund may, from time to time, include shares of Enterprise Common Stock or PSE&G Preferred Stock.

                  (7) The assets of Intermediate Government Securities Fund G are invested in the capital stock of Voyageur U.S. Government Securities Fund (the "Voyageur U.S. Government Securities Fund"), an open-ended mutual fund. The prospectus of the Voyageur U.S. Government Securities Fund indicates that such fund invests primarily in U.S. Treasury bills, notes, bonds and other obligations issued or unconditionally guaranteed by the U.S. Government, or otherwise backed by the full faith and credit of the U.S. Government, and repurchase agreements fully secured by such obligations.

                  (8) The assets of International Stock Fund H are invested in the capital stock of T. Rowe Price International Funds Inc. (the "T. Rowe Price International Stock Fund"), a no-load, open-ended investment company or mutual fund. The prospectus for T. Rowe Price International Stock Fund indicates that such fund invests primarily in common stocks of established, non-U.S. companies.

                  (9) The assets of Mid/Small Company Stock Fund, a new investment option in 1996, are invested in the Putnam Vista Fund, an open-ended, diversified management investment company. The prospectus for the Putnam Vista Fund indicates that such fund invests in a diversified portfolio of common stocks which may include widely-traded common stocks of larger companies as well as common stocks of smaller, less well-known companies.

                  (10) The assets of the Conservative Pre-Mix Portfolio, a new investment option in 1996, are invested in specific percentages within a mix of five existing funds: 40% Stable Value, 20% Intermediate Government Securities, 20% Large Company Stock Index, 10% International Stock, and 10% Mid/Small Company Stock. Every quarter the Trustee re-aligns this portfolio to match its conservative (risk and return) investment strategy of 60% in bonds and 40% in stocks.

                  (11) The assets of the Moderate Pre-Mix Portfolio, a new investment option in 1996, are invested in specific percentages within a mix of five existing funds: 25% Large Company Stock Index, 20% Stable Value, 20% International Stock, 20% Intermediate Government Securities, and 15% Mid/Small Company Stock. Every quarter the Trustee re-aligns this portfolio to match its moderate (risk and return) investment strategy of 60% in stocks and 40% in bonds.

                  (12) The assets of the Aggressive Pre-Mix Portfolio, a new investment option in 1996, are invested in specific percentages within a mix of four existing funds: 30% Large Company Stock Index, 25% International Stock, 25% Mid/Small Company Stock, and 20% Intermediate
                          Government Securities. Every quarter the Trustee re-aligns this portfolio to match its aggressive (risk and return) investment strategy of 80% in stocks and 20% in bonds.

         b.       ESOP FUND

                  Shares of Enterprise Common Stock held as assets of the Plan's ESOP Fund were transferred to the Plan in 1988 as a result of the spin-off and merger with the Plan of the bargaining unit portions of PSE&G's former TRASOP and PAYSOP. No additional contributions in or transfers into the ESOP Fund are presently permitted or were allowed during 1996.

c.              PARTICIPANTS

                                                     Participants
                                                  As of December 31,
                                                  ------------------

                                                  1996            1995
Total Plan Participants                          7,704           7,585
-----------------------                          -----           -----

     Participants by Fund
     --------------------

     Equities Growth Fund A (1)                   ---            1,700
     Balanced Fund B (1)                          ---              921
     Stable Value Fund C                         1,968           4,740
     Enterprise Common Stock Fund                1,812           2,659
     Large Company Stock Index Fund E            1,251           2,243
     Utilities Equities Fund F (1)                ---            1,014
     Interm. Government Securities Fund G          245             493
     International Stock Fund H                    630             688
     Mid/Small Company Stock Fund (2)              454            ---
     Conservative Pre-Mix Portfolio (2)            144            ---
     Moderate Pre-Mix Portfolio (2)                326            ---
     Aggressive Pre-Mix Portfolio (2)              446            ---
     ESOP Fund                                   1,176           1,328

---------------------------------------------

    (1) Fund discontinued in 1996
    (2) New Investment Fund in 1996


4.       INVESTMENT IN MASTER TRUST

Effective January 1, 1996, the Plan's investments are included in the Master Trust which was established for the investment of assets of the Plan and the Thrift Plan. Accordingly, a ratio is used to separate the Thrift Plan balances from the Savings Plan balances based on the Statement of Net Assets Available for Plan Benefits. The ratio is calculated by dividing individual fund totals from one Plan by the Master Trust totals. Each percentage has been carried out to the eighth decimal. As of December 31, 1996, the Plan's interest in the net assets of the Master Trust was approximately 33%. The following table presents the fair values of investments for the Master Trust.


                                                        December 31, 1996
Investments at fair value:
   Participant Loans                                       $ 22,451,539
   Cash and Cash equivalents                                 41,413,758
   Common Stock of Public Service Enterprise Group           75,274,227
   Mutual Funds                                             218,696,575
   Guaranteed Insurance Contracts                           308,079,794
                                                           ------------
                                                           $665,915,893
                                                           ============


Investment income for the Master Trust is as follows:
  Net appreciation in fair value of Mutual Funds           $ 30,374,351
  Net depreciation in fair value of Common Stock
    of Enterprise                                           (11,569,069)
  Interest from Mutual Funds                                     45,265
  Interest from Common Stock of Enterprise Funds                154,745
  Interest from Guaranteed Insurance Contracts               20,845,795
  Dividends from Mutual Funds                                 2,148,761
  Dividends from Common Stock of Enterprise                   6,676,501
                                                           ------------
                                                           $ 48,676,349
                                                           ============

5.        UNIT VALUE INFORMATION - SAVINGS ACCOUNT INVESTMENT FUNDS

Unit values of the Investment Funds are determined at the end of each business day (Valuation Day) by dividing the market value of net assets available for benefits by the number of units allocated to all Participants as of the respective Valuation Date.

New units are allocated to each Participant's Savings Account at the end of each business day by dividing Deposits made by, or on behalf of, such Participant for such business day and the related Employer Contributions, if any, together with repayment of the principal amount of any loan to the Participant's Savings Account including interest earned thereon by the unit value determined as of the end of the Valuation Date. If a Participant makes a transfer between Investment Funds, makes a withdrawal, receives a distribution or a loan, or makes a rollover contribution, the amount so transferred, withdrawn, distributed, loaned, or rolled over is also determined by the unit value of each Investment Fund as of the applicable Valuation Date for such transaction.

The unit information of investments by Investment Fund as of the last business day of each year is as follows:

                                                  Unit Value
Investment Fund                       Year         (Dollars)     Number of Units
----------------                      ----        -----------    ---------------


Equities Growth Fund A (1)              1996       10.000000            ---
                                        1995       19.390000        533,202.321

Equities Fund B (1)                     1996       10.000000            ---
                                        1995       16.800000        262,975.833

Stable Value Fund C                     1996       12.098876      8,350,095.525
                                        1995       11.335599      7,608,039.681

Enterprise Common Stock Fund D          1996        9.916231      2,526,215.433
                                        1995       11.755127      2,512,173.794

Large Company Stock Index Fund E        1996       11.659470      3,124,673.082
                                        1995       13.970000      1,554,380.888

Utilities Equities Fund F (1)           1996       10.000000            ---
                                        1995       16.160000        313,089.171

Intermediate Government Securities
Fund G                                  1996       10.507339        206,692.815
                                        1995       10.783011        167,715.307

International Stock Fund H              1996       10.966759        728,973.380
                                        1995       12.230000        286,601.308

Mid/Small Company Stock Fund (2)        1996        9.984863        676,256.863

Conservative Pre-Mix Portfolio (2)      1996       10.316356        261,752.007

Moderate Pre-Mix Portfolio (2)          1996       10.370244        666,547.701

Aggressive Pre-Mix Portfolio (2)        1996       10.399420        861,443.643

-----------------------------------

(1)  Fund discontinued in 1996
(2)  New Investment Fund in 1996

NOTES TO FINANCIAL STATEMENTS -(Concluded)

ESOP FUND VALUATION

Enterprise Common Stock share value is determined by using the closing market price on the New York Stock Exchange as reported in the Wall Street Journal as Composite Transactions. If a Participant withdraws shares, the shares are, at the Participant's election, either distributed to such Participant or sold by the Trustee and the proceeds, net of commissions and taxes, are distributed to the Participant. The ESOP Fund information as of the last business day of each year is as follows:

                   Year             Price per share            Number of Shares
                   ----             ---------------            ----------------
ESOP Fund          1996                  $27.250                   306,402
                   1995                  $30.625                   347,295


5.     FEDERAL INCOME TAXES

The Company believes that the Plan and its related Trust, including the portions of the former TRASOP and PAYSOP applicable to bargaining unit Participants, which portions were spun-off and merged with the Plan effective January 1, 1988, are qualified under Sections 401(a) and 501(a) of the IRC and, as such, the Plan is exempt from taxation on its earnings. A determination letter to such effect, dated December 29, 1995, was obtained from the Internal Revenue Service. Participants are not taxed on Company Contributions, Deferred Deposits, or on the earnings credited to their Savings Account, until distribution of such Savings Account.


6.     COMPLIANCE WITH ERISA

The Plan is generally subject to the provisions of Titles I and II of ERISA, including the provisions with respect to reporting, disclosure, participation, vesting and fiduciary responsibility. However it is not subject to the funding requirements of Title I, and benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation under Title IV of ERISA.

                                   SIGNATURES






Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.







                     Public Service Electric and Gas Company
                              Employee Savings Plan
               ---------------------------------------------------
                                 (Name of Plan)




                               By M. PETER MELLETT
                        ---------------------------------
                                M. PETER MELLETT
                            Chairman of the Employee
                               Benefits Committee

Date: June 30, 1997

                                  EXHIBIT INDEX

Exhibit Number
--------------


   1                   Public Service Electric and Gas Company Employee
                       Savings Plan, as amended as of September 3, 1996, and effective October 1, 1996.


   2                   Independent Auditors' Consent.